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November 30, 2012	Rajib Chanda
202-508-4671
202-383-7793 fax
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Ladies and Gentlemen:

On behalf of Managers AMG Funds (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 96 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(b), it is intended that the Amendment become effective on December 1, 2012.

We have assisted the Trust in the preparation of the Amendment and believe that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Act.

The Amendment relates solely to Systematic Value Fund and Systematic Mid Cap Value Fund, each a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda